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                               June 1, 2023

       Elizabeth Eby
       Chief Financial Officer
       Sunpower Corporation
       1414 Harbour Way South , Suite 1901
       Richmond , California 94804

                                                        Re: Sunpower
Corporation
                                                            Form 10-K for the
year ended January 1, 2023
                                                            Form 10-Q for the
period ended April 2, 2023
                                                            Form 8-K furnished
May 3, 2023
                                                            File No. 1-34166

       Dear Elizabeth Eby:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the period ended April 2, 2023

       Item 5: Other Information
       Information concerning certain limited activities related to Iran, page
40

   1. It appears that TotalEnergies is an affiliate of SunPower Corporation. Section 13(r) of the
                                                        Securities Exchange Act
of 1934 requires that SunPower provide disclosure about its
                                                        activities and its
affiliates    activities specified in Section 13(r)    during the period
covered
                                                        by the report.    In
your Form 10-Q for the period ended April 2, 2023, you did not provide disclosure about your
affiliate   s activities for the period covered by the report, but disclose instead that
TotalEnergies is not required to assess such information. Please tell us why you did not provide
such disclosure in light of Section 13(r)(1) which requires such disclosure.

       Form 8-K furnished May 3, 2023
 Elizabeth Eby
FirstName  LastNameElizabeth Eby
Sunpower Corporation
Comapany
June 1, 2023NameSunpower Corporation
June 1,
Page 2 2023 Page 2
FirstName LastName

Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14

2. We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted
         EBITDA measures include an adjustment for the results of operations of businesses exited/to be exited. Please explain to us the nature of this adjustment, including the identity of the businesses and whether or not they have been presented as discontinued
         operations. Please note that if amounts relate to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, they would represent individually tailored accounting measures in light of the guidance in Question
         100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please advise or revise accordingly.
3. We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted
         EBITDA measures include an adjustment for transition costs which appear to be related to
         "the hiring and transition of new executive officers, members of management, and other employees." It appears that these costs represent normal, recurring cash operating expenses that would not be appropriate adjustments to a Non-GAAP measure under the guidance in Question 100.01 of the Non-GAAP Financial Measures
Compliance
         & Disclosure Interpretation. Please advise or revise to remove the adjustment accordingly.
Form 10-K for the year ended January 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As an example, we note that the 53% increase in your cost of revenues from Jan 2, 2022 to Jan 1,
         2023 was driven in part by increasing material, freight, and labor costs due to inflationary pressures partially offset by a decrease in cost of revenues as a result of the wind-down of your Light Commercial business. See Item 303(b)(2) of Regulation S-K and SEC Release
         No. 33-8350.
5. We note that you identify inflationary pressures as a driver for increased costs. In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
 Elizabeth Eby
Sunpower Corporation
June 1, 2023
Page 3
Revenue Recognition, page 76

6. We note from your disclosure on page 9 that you continue to provide a residential lease program which provides U.S. customers SunPower systems under 20-year lease agreements that include system maintenance and warranty coverage, including warranties on system performance. SunPower residential lease customers have the option to purchase their leased solar systems upon the sale or transfer of their home. Please explain to us and revise future filings to include disclosure of your revenue recognition policies related to this lease program. Additionally, please tell us your consideration for separately disclosing the amount of revenue recognized from leases under ASC 606-10-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameElizabeth Eby                                Sincerely,
Comapany NameSunpower Corporation
                                                               Division of
Corporation Finance
June 1, 2023 Page 3                                            Office of
Manufacturing
FirstName LastName